EXHIBIT 2.4

SERVICES AGREEMENT

        THIS SERVICES AGREEMENT (this "Agreement") is entered into as of September 24, 2002, by and among APPLIED FILMS CORPORATION, a Colorado corporation, at 9586 I-25 Frontage Road, Suite 200, Longmont, Colorado 80504 ("AFC") and INFORMATION PRODUCTS LONGMONT, INC., a Colorado corporation, at 9586 I-25 Frontage Road, Suite 100, Longmont, Colorado 80504 ("IP").

RECITALS:

         WHEREAS, AFC and IP have entered into that certain Asset Purchase Agreement dated the same date as this Agreement (the "Purchase Agreement"), whereby AFC sold certain Purchased Assets to IP;

         WHEREAS, the parties desire that AFC shall provide certain support services to IP as contemplated by this Agreement in order to assist IP in operating the Purchased Assets; and

         WHEREAS, each capitalized term used but not defined herein shall have the meaning given to it in the Purchase Agreement.

         NOW THEREFORE, for good and valuable consideration including the mutual promises contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

AFC SERVICES PROVIDED TO IP

         1.1 AFC Services.

                 (a) From the date of this Agreement until this Agreement is terminated in accordance with its terms (the "Term"), AFC shall furnish to IP the services and support set forth on Schedule A hereto (collectively, the "AFC Services") to secure transfer of the Business and Purchased Assets to IP and to enable IP to assume operation of the Business. All AFC Services shall be provided during normal 9:00 a.m. to 5:00 p.m., Monday through Friday business hours, excluding AFC holidays; provided, however, that AFC will use its reasonable efforts to make personnel available outside of normal business hours if requested by IP. Subject to the foregoing and to the provisions of Section 1.1(c) below, all AFC Services shall be provided if and to the extent that AFC has available personnel. AFC will not be required to hire additional personnel to provide any AFC Service.

                 (b) During the Term, AFC shall perform, or, if approved by IP, have a third party perform, the AFC Services. AFC shall perform the AFC Services at reasonable times and in a reasonable manner, but consistent with the same degree of care, skill and diligence, and using the same operating procedures, as used in performing similar services for AFC, consistent with past practice. AFC is required to perform the AFC Services only for IP and is not required to perform AFC Services for the benefit of any third party other than IP.

                 (c) AFC represents and warrants to IP that AFC currently has at its Longmont, Colorado facility the personnel necessary to provide the AFC Services to IP, and AFC agrees that it will not terminate or transfer any of those personnel during the first 60 days of the Term (or, with respect to the personnel who will provide the Information Technology Services during the first 120 days of the Term).

         1.2 Modification. AFC will not be required to make any changes in its existing information systems and software or produce reports or data file information different than currently being processed by AFC, provided that minor changes may be made as mutually agreed at agreed charges. AFC may make changes in the information systems and software it provides as necessary to meet customer requirements or consistent with changes made as a result of changes in its own internal standards or practices, but shall provide IP with 30 days prior written notice before implementing any changes. IP may not have access to any AFC files other than those necessary to utilize the AFC Services covered by this Agreement.

         1.3 Retention of Authority. Except where otherwise explicitly provided in this Agreement, IP, through its duly authorized officers, shall exercise exclusive control over the assets and operations of the Business.

ARTICLE 2
FEES

         During the Term, AFC shall provide the AFC Services to IP for the fees listed on Schedule A, except that (a) the Engineering Services and Financial and Accounting Services (as described in Schedule A) provided during the first 60 days of the Term will be without charge, (b) the Information Technology Services provided during the first 90 days of the Term will be without charge, and (c) the Information Technology Services provided during the first 120 days of the Term with respect to the computer software conversion to Baan will be without charge. Each month during the Term AFC will provide to IP a reasonably detailed list of the AFC Services, including time detail, for which IP must pay AFC a fee, and IP will pay the fee within 30 days after receipt of the list. IP will pay any reasonable out-of-pocket expenses incurred by AFC, including any travel expenses, necessary to provide the AFC Services, provided that IP has approved, in advance and in writing, the expenses and AFC provides to IP reasonably detailed documentation of the expenses. IP shall pay directly any third parties other than AFC that provide any of the AFC Services to IP, so long as such third parties are approved by IP in advance in accordance with Section 1.1(b) above.

ARTICLE 3
TERMINATION

         Either party may terminate this Agreement as to any or all of the AFC Services provided hereunder, upon not less than 10 days' prior written notice specifying the specific AFC Service to be terminated; provided, however, that AFC may not terminate this Agreement with respect to (a) any of the AFC Services during the first 60 days of the Term and (b) any of the Information Technology Services during the first 120 days of the Term. No such termination shall relieve IP from its obligations under Article 2 to pay for any AFC Services provided in accordance with this Agreement.

ARTICLE 4
COMPLIANCE WITH LAWS AND INDEMNIFICATION

         4.1 Compliance with Laws. AFC shall provide the AFC Services, and IP shall use the AFC Services, in compliance with all applicable laws.

         4.2 Indemnification. Each party shall indemnify and hold harmless the other party and its agents and employees from and against any and all claims, losses, actions, damages, expenses and all other liabilities, including but not limited to attorney's fees, arising out of or resulting from any misconduct or gross negligence with respect to performance of, or any failure to perform, such party's obligations under this Agreement.

ARTICLE 5
GENERAL PROVISIONS

         5.1 Relationship of Parties. For purposes of this Agreement and all AFC Services to be provided hereunder, AFC shall be in all respects an independent contractor providing services to IP. Neither AFC nor IP shall have any right or authority to make or undertake any promise, warranty or representation, to execute any contract, or otherwise to assume any obligation or responsibility in the name of or on behalf of the other, except to the extent specifically authorized herein or in writing by the other party.

         5.2. Confidentiality. AFC agrees to maintain as confidential, and not to disclose to third parties without prior written permission from IP, any confidential information of IP. AFC further agrees to take all reasonable care, including reasonable precautions suggested by IP, to ensure that such confidential information is not revealed to others. Notwithstanding the foregoing, this Section shall not prohibit the disclosure by AFC of such information concerning the Business as is specifically permitted under the Purchase Agreement or as may be required by applicable law.

         5.3 Governing Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with the domestic laws of the State of Colorado without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Colorado.

         5.4 Notices. All notices and demands required or permitted by this Agreement shall be in writing. All notices, demands and payments required or permitted by this Agreement shall be deemed properly made (a) upon personal delivery to the relevant address set forth on the first page of this Agreement or such other relevant address as may be specified in writing by the relevant party; or (b) three (3) days after deposit in the United States mail, registered or certified mail, or with a recognized overnight courier, postage prepaid, addressed to the relevant address set forth on the first page of this Agreement or such other relevant address as may be specified in writing by the relevant party. Any notice or demand sent to IP must be simultaneously sent to Information Products, Inc., 414 East 40th Street, Holland, Michigan 49423, Attention: Chad D. Quist. Any notice or demand sent to AFC must be sent to the attention of AFC's Chief Financial Officer with a copy to Varnum, Riddering, Schmidt & Howlett LLP, Attention: Harvey Koning, 333 Bridge Street, NW, Suite 1700, Grand Rapids, Michigan 49504. Proof of sending any notice, demand or payment shall be the responsibility of the sender.

         5.5 Severability. The parties believe that every provision of this Agreement is effective and valid under applicable law, and whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid. If any provision of this Agreement is held, in whole or in part, to be invalid, the remainder of such provision and this Agreement shall remain in full force and effect, with the offensive term or condition being stricken to the extent necessary to comply with any conflicting law.

         5.6 Binding Effect. Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the parties, their respective successors, legal representatives and permitted assigns.

         5.7 No Third Party Rights. This Agreement is intended to create enforceable rights between the parties hereto only, and creates no rights in, or obligations to, any other persons whatsoever.

         5.8 Schedules; Incorporation by Reference. Each of the Schedules to this Agreement, and any Exhibit to such Schedules, is hereby incorporated by reference in this Agreement as if such Schedules and Exhibits were set out in full in the text of this Agreement.

         5.9 Amendments. This Agreement may not be amended, altered or modified except by written agreement executed by duly authorized officers of all of the parties hereto.

         5.10 Entire Agreement; Section Headings. This Agreement (including the Schedules) constitutes the entire Agreement among the parties hereto relating to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, oral or written, among the parties with respect to the subject matter hereof, except the Purchase Agreement. To the extent that this Agreement conflicts with the Purchase Agreement, the Purchase Agreement shall control. The Section headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         5.11 Assignment. This Agreement and each covenant, term and condition hereof shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in this Agreement, neither this Agreement nor any rights or obligations hereunder may be assigned or delegated, directly or indirectly, by any party hereto to a third party without the prior written consent of all the parties to this Agreement.

         5.12 Counterparts. This Agreement may be signed in original or by fax in counterparts, each of which shall be deemed to be an original, and the counterparts shall together constitute one complete document.

[Signatures appear on the following page.]

* * * * *

        The parties have executed this Agreement as of the date first above written.

APPLIED FILMS CORPORATION

By:	/s/ Thomas T. Edman Thomas T. Edman President and CEO

INFORMATION PRODUCTS LONGMONT, INC.

By:	/s/ Chad Quist Chad Quist Its: President

[SIGNATURE PAGE TO SERVICES AGREEMENT]

SCHEDULE A

AFC SERVICES

         1. Engineering Services. AFC shall make available such engineers as IP may reasonably request to assist IP personnel with software and control support at the Longmont facility and shall be available until termination of this Agreement. The fee payable by IP to AFC for providing the foregoing services will be $100 per hour.

         2. Machine Shop Services. AFC shall make available the current services of AFC's machine shop as IP may reasonably request. The fees payable by IP to AFC for providing the foregoing services will be $60 per hour, plus materials.

         3. Financial and Accounting Services. The fee payable by IP to AFC for providing Financial and Accounting services will be $100 per hour. AFC shall provide such accounting and financial services to IP as the parties may mutually agree.

         4. Information Technology Services. The fee payable by IP to AFC for providing Information Technology services will be $100 per hour. AFC shall provide network operations, fill-in support and standby service to the Business.

         5. Other Services. AFC shall provide such other services and support at such rates as mutually agreed by the parties.